UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE TO
AMENDMENT NO. 1
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

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TENON MEDICAL, INC.
(Name of Subject Company)

TENON MEDICAL, INC.
(Offeror)

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Common Stock, par value $0.001 per share
(Title of Class of Securities)

88066N204
(CUSIP Number of Class of Securities)

Steven Foster
Chief Executive Officer and President
Tenon Medical, Inc.
104 Cooper Ct.
Los Gatos, CA 95032
Telephone: (408) 649-5760
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

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☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 8, 2024 (together with any amendments and supplements thereto, the “Schedule TO”) by Tenon Medical, Inc., a Delaware corporation (the “Company”), relating to the offer by the Company to exchange outstanding eligible stock options to purchase up to an aggregate of 90,987 shares of the Company’s common stock, whether vested or unvested, that were granted under the Tenon Medical, Inc. 2022 Equity Incentive Plan or Tenon Medical, Inc. 2012 Equity Incentive Plan for new restricted stock units. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange, dated April 8, 2024 (together with any amendments or supplements thereto, the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO, and amended hereto.

This Amendment No. 1 is being filed in accordance with Rule 13e-4(c)(3) under the Exchange Act of 1934, as amended. The Schedule TO and the Offer to Exchange are hereby amended, restated and supplemented as set forth below and as provided in this Amendment No. 1. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Exchange that is amended, restated and supplemented in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO and the Offer to Exchange remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO. This Amendment No. 1 should be read in conjunction with the Schedule TO and the Offer to Exchange and the other documents that constituted part of the offer. All capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer to Exchange incorporated by reference herein.

Item 4. Terms of the Transaction.

(a) Material Terms.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:

“The Option Exchange expired on May 6, 2024 at 11:59 p.m. Eastern Time. A total of approximately 27 Eligible Participants participated in the Option Exchange. Pursuant to the terms and conditions of the Option Exchange, the Company accepted for exchange options to purchase an aggregate of approximately 83,391 shares of common stock of the Company, representing approximately 91.7% of the total shares of common stock of the Company underlying the eligible options. All surrendered options were canceled effective as of the expiration of the Option Exchange, and immediately thereafter, following the expiration of the Option Exchange, in exchange therefor the Company granted a total of approximately 41,698 new RSUs under the 2022 Plan. The vesting terms of the new RSUs are described in detail in the Offer to Exchange.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2024	TENON MEDICAL, INC.
	By:	/s/ Steven Foster
	Name:	Steven Foster
	Title:	Chief Executive Officer and President

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